===============================================================================

                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [X] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: June 30, 2001                            +------------------+
                 -------------------------------------     | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |     33-48887     |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                HOLLYWOOD CASINO CORPORATION/HWCC-TUNICA, INC.
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Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

            TWO GALLERIA TOWER, SUITE 2200  13455 NOEL ROAD, LB 48
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Address of Principal Executive Office (Street and Number)

            DALLAS, TEXAS 75240
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the prescribed time period.   SEE ATTACHED
                                               (Attach Extra Sheets if Needed)


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PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
            Paul C. Yates                 972                   392-7777
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHED
================================================================================

                Hollywood Casino Corporation/HWCC-Tunica, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        August 15, 2001             By  /s/  Paul C. Yates
    ------------------------------        --------------------------------------
                                          Paul C. Yates, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


SEC 1344 (2-99)

                         HOLLYWOOD CASINO CORPORATION
                               HWCC-TUNICA, INC.
                           ATTACHMENT TO FORM 12b-25

Part III

     The Registrants' quarterly report on Form 10-Q will be filed as soon as reasonably practicable following the prescribed due date. Additional time is necessary in order to investigate and correct an error discovered in the recording of revenues at the Company's Tunica County, Mississippi casino facility. The error affects first quarter revenues and net income (loss) as previously filed as well as second quarter revenues and net income (loss). An amended Form 10-Q for the quarter ended March 31, 2001 is currently being prepared for filing.

Part IV (3)

             Hollywood Casino Corporation and Subsidiaries ("HCC")

     HCC expects to report significant declines in its results of operations for the three and six month periods ended June 30, 2001 compared to the corresponding periods in the prior year. The decreases in HCC's results of operations primarily reflect the following items:

(1) The opening in December 2000 of a new casino facility in Shreveport, Louisiana which incurred net losses of approximately $31 million and $15.6 million, respectively, during the three and six month periods of 2001 compared to net losses (primarily due to preopening activities) of approximately $4.2 million and $2.1 million during the same periods in 2000.

(2) The acceleration of depreciation with respect to two riverboats and certain gaming equipment at the Company's facility in Aurora, Illinois. In February 2001, the decision was made to replace the two existing boats with a new dockside facility. Management conducted a review for impairment and, based on the undiscounted cash flows to be earned during the construction period, concluded that there was no impairment of the assets and that no write down was required. However, the remaining useful lives of the assets were revised on a prospective basis to result in the recorded net book value of the assets being reduced to their estimated realizable value at the time they are expected to be removed from service. As a result, the Company has recorded additional depreciation expense amounting to approximately $6.4 million and $8.6 million, respectively, during the three and six month periods ended June 30, 2001 compared to the same periods in 2000.


                    HWCC-Tunica, Inc. and Subsidiary ("HCT")

    HCT also expects to report a decline in its results of operations for the three and six month periods ended June 30, 2001 compared to the corresponding periods in the prior year. Income from operations during the three and six month periods ended June 30, 2001decreased by approximately $0.5 million and $1.3 million, respectively, compared to the 2000 periods primarily due to the overall economic slowdown and a highly competitive local gaming market.

                                       3